MAIL STOP 3561

July 16, 2009

<u>via U.S. mail and facsimile</u>

Matt Buckels, Manager and Director
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
    Supplemental Correspondence Re Form 1-A/A Submitted Via Facsimile on
        July 15, 2009 and Dated July 13, 2009
    File No.: 24-10220

Dear Mr. Buckels:

On July 15, 2009 we reviewed your faxed supplemental materials dated June 13, 2009 and have the following comments. Where indicated, we think your Form 1-A should be revised in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>General</u>

1. With respect to prior comment one, the letter from Mr. Park still does not provide an opinion regarding the tax status of the LLC. The statement that the LLC "should file a partnership return" addresses the form to be filed, but does not state

whether or not, in Mr. Park's opinion, the LLC will be taxed as a partnership. Also, please provide a newly dated opinion.

Table III. Operating Results of Prior Programs

2. Please revise the Table III information for Primo Properties, LLC to reinsert "cash generated after cash distributions." In addition, please provide the allocation of the sources of the cash distributions. Also, please revise Table VI to reinsert the line items for purchase price, acquisition fee, other costs, and total.

3. In your response letter, please explain the gross revenues, profit on sales, and net income columns for the Home Investments LP properties in Table III. It is unclear how these amounts reconcile to the net income figures in Table IV.

Closing Comments

As appropriate, please revise the Form 1-A in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236, or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
     Facsimile: 951-602-6049